FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Fourth quarter 2009 - Same-store gross sales increase by 10.6%

GPA surpasses gross sales and real same-store growth targets for 2009

São Paulo, Brazil, January 14, 2010. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR5 (PNA)] announces its sales performance for the fourth quarter of 2009 (unaudited preliminary results). The information presented herein was calculated based on consolidated figures and in Reais, in accordance with Brazilian Corporate Law.

In 4Q09, Grupo Pão de Açúcar’s gross sales increased by 41.4% over the same period last year to R$ 8,376.9 million, while net sales climbed by 44.6% to R$ 7,435.2 million. Excluding Ponto Frio’s operations, gross and net sales moved up by 14.0% and 17.6%, respectively.

In same-store terms (i.e. stores that have been operational for at least 12 months, therefore excluding the Ponto Frio outlets), gross sales grew by 10.6%, giving real growth of 5.5% when deflated by the General IPCA consumer price index(1), despite the hefty 10.4% year-on-year upturn recorded in 4Q08. Net sales recorded nominal growth of 14.1% .

Also on a same-store basis, gross food sales grew by 8.4%, with beverages and personal care & household cleaning products doing exceptionally well. Non-food sales grew by 17.0%, led by the general merchandise, drugstore and electronics/household appliance categories. Electronics/household appliance sales continued to benefit from the reduction in IPI (federal VAT) and from the advantageous consumer financing terms introduced by FIC (Financeira Itaú-CBD) during the period.

All of the Group’s formats did exceptionally well, led by e-commerce (Extra.com.br and Pão de Açúcar Delivery), which maintained the same growth pace as in previous months.

Two factors were chiefly responsible for the Company’s excellent sales performance in the period: (i) Extra’s anniversary campaign that began in November, valid in all Extra outlets as well the gas stations and Extra.com.br, an initiative that combined three Brazilian family obsessions: economy, festivity and the Brazilian football team; and (ii) the Christmas campaigns in all the formats, which reinforced the Group’s position in terms of communication and innovation. As a result, visitor numbers in all Group stores increased during this period.

Ponto Frio’s gross sales moved up 23.8% year-on-year to R$ 1,635.6 million, benefiting from: (i) the Pão de Açúcar Group’s transverse Christmas campaign, which involved the sales, operational and logistics areas, ensuring more competitive promotions; (ii) increased media presence in the main radio, TV and print vehicles throughout Brazil; and (iii) advantageous consumer payment conditions during the end-of-year holidays. It is also worth noting that Ponto Frio’s same-store sales(2) grew by 22.0% in 4Q09, which was higher than the 6.8% in 3Q09 and -10.1% in 1H09. The e-commerce business (Pontofrio.com.br) posted final-quarter growth of 142.0%, maintaining the signifcant performance of recent months.

In the year as a whole, the Company recorded gross sales of R$ 26,240.9 million and net sales of R$ 23,229.3 million, respective year-on-year increases of 25.8% and 28.8% .

Excluding Ponto Frio, gross and net sales moved up 11.9% and 15.2%, respectively. In same-store terms, gross sales grew by 9.6%, giving real growth of 4.1% after deflation by the General IPCA index(1), while same-store net sales recorded nominal growth of 12.7% . Also on a same-store basis, food products climbed by 8.3% and non-food products posted nominal growth of 13.5% .

Fourth quarter 2009 - Same-store gross sales increase by 10.6%

The Company’s annual gross sales and real same-store sales growth targets were both surpassed. Gross sales in 2009 (excluding Ponto Frio) totaled R$ 23,334.5 million, versus the target of R$ 23 billion, while real same-store sales grew by 4.1%, versus the annual target of 2.5% .

Note: Same-store sales figures include only those stores with at least 12 months of operations.

(1) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA – General Consumer Price Index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix.
(2) Ponto Frio’s same-store-sales include physical stores + wholesale + e-commerce. sales increase by 10.6% .

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. These projections are highly dependent on market changes and the performance of Brazil’s economy, the industry and the international markets and are, therefore, subject to change.

Daniela Sabbag
daniela.sabbag@grupopaodeacucar.com.br
Investor Relations
Adriana Tye Kasaishi Yoshikawa	Marcel Rodrigues da Silva	Phone: +55 11 3886-0421
adrianak@grupopaodeacucar.com.br	marcel.rodrigues@grupopaodeacucar.com.br	Fax: +55 11 3884-2677
E-mail: gpa.ri@grupopaodeacucar.com.br
Kate Tiemi Ueda Murano	Juliana Palhares Mendes	Website: www.gpari.com.br
kate.murano@grupopaodeacucar.com.br	juliana.mendes@grupopaodeacucar.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 14, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Operating Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.